# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CANADIAN NATIONAL RAILWAY CO, CIK 0000016868
CUSIP: 136375102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 935 de la Gauchetiere Street West, Montreal, Quebec Canada (A8), H3B 2M9
Date of event which requires filing of this statement: 10/01/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950142-22-002305
Filed by CIK 0001226523

## Reporting persons
- GATES MELINDA FRENCH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 16,145,309; shared voting power 0; sole dispositive power 16,145,309; shared dispositive power 0; aggregate amount beneficially owned 16,145,309 (2.6% of the class)

## Item 1. Issuer
Name of issuer: CANADIAN NATIONAL RAILWAY CO
Address of issuer's principal executive offices: 935 de la Gauchetiere Street West, Montreal, QUEBEC, CANADA, H3B 2M9

## Item 2. Person Filing
Name of person filing: GATES MELINDA FRENCH
Address of principal business office or, if none, residence: 12335 134th Ct NE, Redmond, WA 98052
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the Reporting Person's cover page.
Percent of class: 2.6
Sole power to vote or to direct the vote: See Row 5 of the Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row 6 of the Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row 7 of the Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row 8 of the Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Duly authorized under Power of Attorney by and on behalf of Melinda French Gates, previously filed as Exhibit 99.1 to Amendment No. 1 to this Schedule 13G, filed on February 13, 2023. URL: https://www.sec.gov/Archives/edgar/data/16868/000095014222002305/eh220273415_ex9901.htm

## Signatures
- GATES MELINDA FRENCH: /s/ Brooke Anderson, Attorney-in-fact (10/08/2024)
Comment: Exhibit 99.1: Duly authorized under Power of Attorney by and on behalf of Melinda French Gates, previously filed as Exhibit 99.1 to Amendment No. 1 to this Schedule 13G, filed on February 13, 2023. URL: https://www.sec.gov/Archives/edgar/data/16868/000095014222002305/eh220273415_ex9901.htm